UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 10, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

September 10, 2014

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number: 8411
(Tokyo Stock Exchange (First Section))

Corrections in “SELECTED FINANCIAL INFORMATION

For Fiscal 2013 <Under Japanese GAAP>” and other documents

Mizuho Financial Group, Inc. hereby announces partial corrections in its “SELECTED FINANCIAL INFORMATION For Fiscal 2012 <Under Japanese GAAP>” disclosed on May 15, 2013 and corrected on March 13, 2014, “Announcement regarding Capital Ratio as of June 30, 2013” disclosed on August 14, 2013 and corrected on March 13, 2014, “SELECTED FINANCIAL INFORMATION For the Second Quarter of Fiscal 2013 (Six months ended September 30, 2013) <Under Japanese GAAP>” disclosed on November 14, 2013 and corrected on March 13, 2014, “Announcement regarding Capital Ratio as of December 31, 2013” disclosed on February 14, 2014 and corrected on February 24, 2014 and on March 13, 2014, “SELECTED FINANCIAL INFORMATION For Fiscal 2013 <Under Japanese GAAP>” disclosed on May 14, 2014 and “Announcement regarding Capital Ratio as of June 30, 2014” disclosed on August 14, 2014, as shown in the appendix.

Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel. 81-3-5224-2026

¡ Corrections	Appendix
The corrections are underlined.

[SELECTED FINANCIAL INFORMATION For Fiscal 2012]

P.2-19 I. FINANCIAL DATA FOR FISCAL 2012

9. Capital Ratio (Basel III)

(Before correction)

Mizuho Financial Group International Standard (Basel III)	(%, Billions of yen)
Consolidated
As of March 31, 2013 (Preliminary)
(1) Total Capital Ratio	14.18
(2) Tier 1 Capital Ratio	11.02
(5) Tier 1 Capital	6,487.4
(6) Common Equity Tier 1 Capital	4,803.8
(7) Risk weighted Assets	58,823.5
(8) Total Required Capital (7)X8%	4,705.8

Mizuho Corporate Bank International Standard (Basel III)	Consolidated
As of March 31, 2013 (Preliminary)
(1) Total Capital Ratio	13.89
(2) Tier 1 Capital Ratio	11.03
(3) Common Equity Tier 1 Capital Ratio	8.65
(4) Total Capital	5,130.0
(7) Risk weighted Assets	36,908.3
(8) Total Required Capital (7)X8%	2,952.6

(After correction)

Mizuho Financial Group International Standard (Basel III)	(%, Billions of yen)
Consolidated
As of March 31, 2013 (Preliminary)
(1) Total Capital Ratio	14.19
(2) Tier 1 Capital Ratio	11.03
(5) Tier 1 Capital	6,486.0
(6) Common Equity Tier 1 Capital	4,802.4
(7) Risk weighted Assets	58,790.6
(8) Total Required Capital (7)X8%	4,703.2

Mizuho Corporate Bank International Standard (Basel III)	Consolidated
As of March 31, 2013 (Preliminary)
(1) Total Capital Ratio	13.91
(2) Tier 1 Capital Ratio	11.04
(3) Common Equity Tier 1 Capital Ratio	8.66
(4) Total Capital	5,130.1
(7) Risk weighted Assets	36,873.8
(8) Total Required Capital (7)X8%	2,949.9

[Capital Ratio as of June 30, 2013]	Appendix
Capital Ratio (Basel III)

(Before correction)

Mizuho Financial Group International Standard (Basel III)	Consolidated		(%, Billions of yen)

	As of June 30, 2013	Change	As of March 31, 2013
(1) Total Capital Ratio	14.40	0.22	14.18
(2) Tier 1 Capital Ratio	11.43	0.41	11.02
(5) Tier 1 Capital	6,756.6	269.2	6,487.4
(6) Common Equity Tier 1 Capital	5,055.9	252.1	4,803.8
(7) Risk weighted Assets	59,103.2	279.6	58,823.5
(8) Total Required Capital (7)X8%	4,728.2	22.3	4,705.8

Mizuho Corporate Bank International Standard (Basel III)	Consolidated

	As of June 30, 2013	Change	As of March 31, 2013
(1) Total Capital Ratio	15.11	1.22	13.89
(2) Tier 1 Capital Ratio	12.23	1.20	11.03
(3) Common Equity Tier 1 Capital Ratio	9.42	0.77	8.65
(4) Total Capital	5,051.5	(78.5)	5,130.0
(7) Risk weighted Assets	33,427.3	(3,480.9)	36,908.3
(8) Total Required Capital (7)X8%	2,674.1	(278.4)	2,952.6

(After correction)

Mizuho Financial Group International Standard (Basel III)	Consolidated		(%, Billions of yen)

	As of June 30, 2013	Change	As of March 31, 2013
(1) Total Capital Ratio	14.41	0.22	14.19
(2) Tier 1 Capital Ratio	11.43	0.40	11.03
(5) Tier 1 Capital	6,756.6	270.6	6,486.0
(6) Common Equity Tier 1 Capital	5,055.9	253.5	4,802.4
(7) Risk weighted Assets	59,073.9	283.2	58,790.6
(8) Total Required Capital (7)X8%	4,725.9	22.6	4,703.2

Mizuho Corporate Bank International Standard (Basel III)	Consolidated

	As of June 30, 2013	Change	As of March 31, 2013
(1) Total Capital Ratio	15.29	1.38	13.91
(2) Tier 1 Capital Ratio	12.38	1.34	11.04
(3) Common Equity Tier 1 Capital Ratio	9.53	0.87	8.66
(4) Total Capital	5,051.9	(78.1)	5,130.1
(7) Risk weighted Assets	33,022.9	(3,850.9)	36,873.8
(8) Total Required Capital (7)X8%	2,641.8	(308.0)	2,949.9

[SELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2013] (Six months ended September 30, 2013)	Appendix
P.2-14 I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2013
8. Capital Ratio (Basel III)

(Before correction)

	Consolidated	(%, Billions of yen)

Mizuho Financial Group International Standard (Basel III)	As of September 30, 2013 (Preliminary)	Change	As of March 31, 2013
(1) Total Capital Ratio	14.97	0.79	14.18
(2) Tier 1 Capital Ratio	11.70	0.68	11.02
(4) Total Capital	8,806.6	462.1	8,344.5
(5) Tier 1 Capital	6,881.2	393.7	6,487.4
(6) Common Equity Tier 1 Capital	5,166.6	362.8	4,803.8
(7) Risk weighted Assets	58,792.8	(30.6)	58,823.5
(8) Total Required Capital (7)X8%	4,703.4	(2.4)	4,705.8

	Consolidated

	As of September 30, 2013 (Preliminary)	As of March 31, 2013
Mizuho Bank International Standard (Basel III)		Former MHCB	Former MHBK (Reference)
(1) Total Capital Ratio	16.34	13.89	14.08
(2) Tier 1 Capital Ratio	12.91	11.03	10.13
(3) Common Equity Tier 1 Capital Ratio	10.45	8.65	8.90
(4) Total Capital	8,514.7	5,130.0	3,258.6
(7) Risk weighted Assets	52,097.7	36,908.3	23,128.6
(8) Total Required Capital (7)X8%	4,167.8	2,952.6	1,850.2

(After correction)

	Consolidated	(%, Billions of yen)

	As of September 30, 2013 (Preliminary)		As of March 31, 2013
Mizuho Financial Group International Standard (Basel III)		Change
(1) Total Capital Ratio	14.97	0.78	14.19
(2) Tier 1 Capital Ratio	11.70	0.67	11.03
(4) Total Capital	8,806.6	462.0	8,344.5
(5) Tier 1 Capital	6,881.2	395.1	6,486.0
(6) Common Equity Tier 1 Capital	5,166.6	364.2	4,802.4
(7) Risk weighted Assets	58,790.1	(0.4)	58,790.6
(8) Total Required Capital (7)X8%	4,703.2	(0.0)	4,703.2

	Consolidated

Mizuho Bank International Standard (Basel III)	As of September 30,	As of March 31, 2013
	2013 (Preliminary)	Former MHCB	Former MHBK (Reference)
(1) Total Capital Ratio	16.48	13.91	14.08
(2) Tier 1 Capital Ratio	13.02	11.04	10.13
(3) Common Equity Tier 1 Capital Ratio	10.55	8.66	8.90
(4) Total Capital	8,515.0	5,130.1	3,258.6
(7) Risk weighted Assets	51,643.2	36,873.8	23,128.6
(8) Total Required Capital (7)X8%	4,131.4	2,949.9	1,850.2

[Capital Ratio as of December 31, 2013]	Appendix
Capital Ratio (Basel III)

(Before correction)

	Consolidated	(%, Billions of yen)

Mizuho Financial Group International Standard (Basel III)	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013
(1) Total Capital Ratio	14.87	0.69	14.18	14.97
(2) Tier 1 Capital Ratio	11.58	0.56	11.02	11.70
(5) Tier 1 Capital	7,020.1	532.6	6,487.4	6,881.2
(6) Common Equity Tier 1 Capital	5,304.2	500.4	4,803.8	5,166.6
(7) Risk weighted Assets	60,593.6	1,770.0	58,823.5	58,792.8
(8) Total Required Capital (7)X8%	4,847.4	141.6	4,705.8	4,703.4

	Consolidated

Mizuho Bank International Standard (Basel III)	As of	As of March 31, 2013		As of
	December 31, 2013	Former MHCB	Former MHBK (Reference)	September 30, 2013
(1) Total Capital Ratio	16.19	13.89	14.08	16.34
(2) Tier 1 Capital Ratio	12.75	11.03	10.13	12.91
(3) Common Equity Tier 1 Capital Ratio	10.38	8.65	8.90	10.45
(4) Total Capital	8,684.2	5,130.0	3,258.6	8,514.7
(7) Risk weighted Assets	53,638.1	36,908.3	23,128.6	52,097.7
(8) Total Required Capital (7)X8%	4,291.0	2,952.6	1,850.2	4,167.8

(After correction)

	Consolidated		(%, Billions of yen)

Mizuho Financial Group International Standard (Basel III)	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013
(1) Total Capital Ratio	14.88	0.69	14.19	14.97
(2) Tier 1 Capital Ratio	11.59	0.56	11.03	11.70
(5) Tier 1 Capital	7,020.1	534.0	6,486.0	6,881.2
(6) Common Equity Tier 1 Capital	5,304.2	501.8	4,802.4	5,166.6
(7) Risk weighted Assets	60,550.6	1,760.0	58,790.6	58,790.1
(8) Total Required Capital (7)X8%	4,844.0	140.8	4,703.2	4,703.2

	Consolidated

Mizuho Bank International Standard (Basel III)	As of	As of March 31, 2013		As of
	December 31, 2013	Former MHCB	Former MHBK (Reference)	September 30, 2013
(1) Total Capital Ratio	16.28	13.91	14.08	16.48
(2) Tier 1 Capital Ratio	12.83	11.04	10.13	13.02
(3) Common Equity Tier 1 Capital Ratio	10.44	8.66	8.90	10.55
(4) Total Capital	8,684.4	5,130.1	3,258.6	8,515.0
(7) Risk weighted Assets	53,320.7	36,873.8	23,128.6	51,643.2
(8) Total Required Capital (7)X8%	4,265.6	2,949.9	1,850.2	4,131.4

[SELECTED FINANCIAL INFORMATION For Fiscal 2013]	Appendix

P.2-15 I. FINANCIAL DATA FOR FISCAL 2013

9. Capital Ratio (Basel III)

(Before correction)

Mizuho Financial Group International Standard (Basel III)	Consolidated		(%, Billions of yen)

	As of March 31, 2014 (Preliminary)	Change	As of March 31, 2013
(1) Total Capital Ratio	14.35	0.17	14.18
(2) Tier 1 Capital Ratio	11.35	0.33	11.02
(3) Common Equity Tier 1 Capital Ratio	8.79	0.63	8.16
(5) Tier 1 Capital	6,844.7	357.2	6,487.4
(6) Common Equity Tier 1 Capital	5,304.4	500.5	4,803.8
(7) Risk weighted Assets	60,287.4	1,463.8	58,823.5
(8) Total Required Capital (7)X8%	4,822.9	117.1	4,705.8

Mizuho Bank International Standard (Basel III)	Consolidated

		As of March 31, 2013
	As of March 31, 2014 (Preliminary)	The former MHCB	The former MHBK (Reference)
(1) Total Capital Ratio	15.36	13.89	14.08
(2) Tier 1 Capital Ratio	12.25	11.03	10.13
(3) Common Equity Tier 1 Capital Ratio	10.11	8.65	8.90
(4) Total Capital	8,180.3	5,130.0	3,258.6
(7) Risk weighted Assets	53,242.6	36,908.3	23,128.6
(8) Total Required Capital (7)X8%	4,259.4	2,952.6	1,850.2
(After correction)
Mizuho Financial Group International Standard (Basel III)	Consolidated		(%, Billions of yen)

	As of March 31, 2014 (Preliminary)	Change	As of March 31, 2013
(1) Total Capital Ratio	14.36	0.17	14.19
(2) Tier 1 Capital Ratio	11.35	0.32	11.03
(3) Common Equity Tier 1 Capital Ratio	8.80	0.64	8.16
(5) Tier 1 Capital	6,844.7	358.6	6,486.0
(6) Common Equity Tier 1 Capital	5,304.4	501.9	4,802.4
(7) Risk weighted Assets	60,274.0	1,483.4	58,790.6
(8) Total Required Capital (7)X8%	4,821.9	118.6	4,703.2

Mizuho Bank International Standard (Basel III)	Consolidated

		As of March 31, 2013
	As of March 31, 2014 (Preliminary)	The former MHCB	The former MHBK (Reference)
(1) Total Capital Ratio	15.48	13.91	14.08
(2) Tier 1 Capital Ratio	12.35	11.04	10.13
(3) Common Equity Tier 1 Capital Ratio	10.19	8.66	8.90
(4) Total Capital	8,180.6	5,130.1	3,258.6
(7) Risk weighted Assets	52,823.7	36,873.8	23,128.6
(8) Total Required Capital (7)X8%	4,225.8	2,949.9	1,850.2

[Capital Ratio as of June 30, 2014]	Appendix

Capital Ratio

(Before correction)

Mizuho Financial Group International Standard	Consolidated		(%, Billions of yen)

	As of June 30, 2014	Change	As of March 31, 2014
(1) Total Capital Ratio	14.86	0.51	14.35
(3) Common Equity Tier 1 Capital Ratio	9.20	0.41	8.79
(7) Risk weighted Assets	59,874.9	(412.4)	60,287.4
(8) Total Required Capital (7)X8%	4,789.9	(32.9)	4,822.9

Mizuho Bank International Standard	Consolidated

	As of June 30, 2014	Change	As of March 31, 2014
(1) Total Capital Ratio	15.65	0.29	15.36
(2) Tier 1 Capital Ratio	12.44	0.19	12.25
(3) Common Equity Tier 1 Capital Ratio	10.34	0.23	10.11
(4) Total Capital	8,401.0	220.7	8,180.3
(5) Tier 1 Capital	6,678.2	152.8	6,525.3
(6) Common Equity Tier 1 Capital	5,552.1	165.6	5,386.5
(7) Risk weighted Assets	53,680.5	437.8	53,242.6
(8) Total Required Capital (7)X8%	4,294.4	35.0	4,259.4
(After correction)
Mizuho Financial Group International Standard	Consolidated		(%, Billions of yen)

	As of June 30, 2014	Change	As of March 31, 2014
(1) Total Capital Ratio	14.86	0.50	14.36
(3) Common Equity Tier 1 Capital Ratio	9.20	0.40	8.80
(7) Risk weighted Assets	59,869.7	(404.3)	60,274.0
(8) Total Required Capital (7)X8%	4,789.5	(32.3)	4,821.9

Mizuho Bank International Standard	Consolidated

	As of June 30, 2014	Change	As of March 31, 2014
(1) Total Capital Ratio	15.93	0.45	15.48
(2) Tier 1 Capital Ratio	12.67	0.32	12.35
(3) Common Equity Tier 1 Capital Ratio	10.53	0.34	10.19
(4) Total Capital	8,401.6	221.0	8,180.6
(5) Tier 1 Capital	6,678.5	153.1	6,525.3
(6) Common Equity Tier 1 Capital	5,552.2	165.7	5,386.5
(7) Risk weighted Assets	52,709.9	(113.7)	52,823.7
(8) Total Required Capital (7)X8%	4,216.7	(9.1)	4,225.8